OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

11 August 2009

United States

Securities and Exchange Commission

100 F St., NE

Washington, DC  20549-7010

Attention: Division of Corporation Finance

By filing on EDGAR

Dear Sirs:

Re:

File No. 0-30614

Form 20-F for the Fiscal Year Ended February 29, 2008 (the “2008 20-F”)

Ref:

Your letter dated July 22, 2009

The purpose of this filing is to provide a written response to the comment contained in your letter above cited about our response letter filed 15 June 2009 in respect of the 2008 20-F.

Controls and Procedures, page 67

In our next filing in Form 20-F we will disclose the nature and amount of the material costs incurred or budgeted in connection with efforts to remediate the identified material weaknesses. We advise that the costs so incurred by us in 2008-2009 to remediate weaknesses (exclusive of internal time of salaried staff) are approximately CAD $14,500 (USD $13,100 at current exchange rate) and this will be the amount so disclosed.

__________________________

We trust that this proposal meets the objectives of your comment in your July 22, 2009 letter. We welcome any additional comments which may arise.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

per:

“Ian Brown”

Ian Brown, CA

Chief Financial Officer

cc:

Audit Committee

Corporate Secretary